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                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549



                             SCHEDULE  13G

               Under the Securities Exchange Act of 1934
                          (Amendment No. 15)*


                            Uni-Marts, Inc.
                  -----------------------------------
                           (Name of Issuer)

                             Common Stock
                  -----------------------------------
                    (Title of Class of Securities)

                              904571 30 4
                  ----------------------------------
                            (CUSIP Number)

                             Annual Report
        -------------------------------------------------------
        (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
     Schedule if filed:

     /   / Rule 13d-1(b)

     /   / Rule 13d-1(c)

     / X / Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section
     18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
     (however, see the Notes).


                   (Continued on following page(s))

                           Page 1 of 5 Pages
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CUSIP No. 904571 30 4                      13G             Page 2 of 5

     1.   Name of Reporting Person

          Henry D. Sahakian


     2.   Check the Appropriate Box if a Member of a Group
                                                         __
                                                    (a) |__|
                                                         __
                                                    (b) |_x|


     3.   SEC Use Only


     4.   Citizenship or Place of Organization

          United States


    Number of   5.        Sole Voting Power

     Shares                 624,957 shares

   Beneficially 6.        Shared Voting Power

    Owned By                387,428 shares

      Each      7.        Sole Dispositive Power

    Reporting               624,957 shares

     Person     8.        Shared Dispositive Power

      With                  387,428 shares


     9.   Aggregate Amount Beneficially Owned By Each Reporting
          Person

          1,012,385 shares


    10.   Check Box if the Aggregate Amount in Row (9) Excludes
          Certain Shares

          Henry D. Sahakian's daughter and son-in-law own 59,309 shares and Mr. Sahakian is one of two trustees for a trust for the benefit of Daniel D. Sahakian's son holding 211,750 shares of Common Stock. Henry D. Sahakian disclaims beneficial ownership of these shares, and they are not included in the aggregate totals in number 9.


    11.   Percent of Class Represented by Amount in Row 9

          14.2 Percent



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                                                           Page 3 of 5

    12.   Type of Reporting Person

          IN


ITEM 1 (a)    Name of Issuer

              Uni-Marts, Inc.


ITEM 1 (b)    Address of Issuer's Principal Executive Offices

              477 East Beaver Avenue
              State College, PA  16801


ITEM 2 (a)    Name of Person Filing

              Henry D. Sahakian


ITEM 2 (b)    Address of Principal Business Office

              477 East Beaver Avenue
              State College, PA  16801


ITEM 2 (c)    Citizenship

              United States


ITEM 2 (d)    Title of Class of Securities

              Common Stock


ITEM 2 (e)    Cusip Number

              904571 30 4


ITEM 3

              N/A


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                                                           Page 4 of 5

ITEM 4        Ownership

       (a)    1,012,385 shares
       (b)    14.2 percent
       (c)    (i)   624,957 shares
              (ii)  387,428 shares
              (iii) 624,957 shares
              (iv)  387,428 shares


ITEM 5        Ownership of Five Percent or Less of a Class

              N/A


ITEM 6        Ownership of More than Five Percent on Behalf of Another
              Person

              Beneficial ownership of Common Stock includes 35,500 shares held by Mr. Sahakian wife, 216,700 shares owned by HFL Corporation, 62,200 shares held by Unico Corporation, options to purchase 43,000 shares and 5,000 shares held as custodian for a grandchild.


ITEM 7 Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company

              N/A


ITEM 8        Identification and Classification of Members of a Group

              N/A


ITEM 9        Notice of Dissolution of a Group

              N/A


ITEM 10       Certification

              N/A








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                                                           Page 5 of 5

                              SIGNATURES


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      February 14, 2002
                                      -------------------------------
                                                  Date

                                            /S/ HENRY D. SAHAKIAN
                                      -------------------------------
                                                Signature

                                      Henry D. Sahakian
                                      -------------------------------
                                               Name/Title